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RECEIVED
MAR - 1 2007
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: X-Change Financial Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3909
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Rich (312) 431-9950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Timothy Hendricks, Peter Scheffler, William Ellington, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of X-Change Financial Access, LLC, as of December 31, 2006, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Timothy Hendricks
Member

Peter Scheffler
Member

William Ellington
Member

Notary Public


OFFICIAL SEAL
WILLIAM R MONACO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-10-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. D.C.
186
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
X-Change Financial Access LLC

We have audited the accompanying statement of financial condition of X-Change Financial Access LLC as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of X-Change Financial Access LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 26, 2007

X-CHANGE FINANCIAL ACCESS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 1,449,778
Brokerage fees receivable, net of allowance for doubtful accounts of $6,372	2,308,616
Receivable from clearing organizations	1,467,584
Securities owned, at market value	151,470
Office furniture and equipment, at cost (net of accumulated depreciation of $20,892)	-0-
Exchange membership, at cost	197,100
Other assets	96,442
TOTAL ASSETS	$ 5,670,990

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 160,005
Commissions payable	1,244,588
Guaranteed payments payable	1,085,258
Payable to 401(k) plan	215,380
Total Liabilities	$ 2,705,231
Members' Capital	$ 2,965,759
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 5,670,990

The accompanying notes are an integral part of this financial statement.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on April 9, 2001. The Company is registered with the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) and is also a member of the Chicago Board Options Exchange (CBOE) and the National Futures Association (NFA). The Company also has access to various other exchanges and trading associations. Its principal business activity is executing securities and commodity futures transactions on an agency basis.

Securities Transactions – Brokerage fee income is recorded at the time of the transaction. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer brokerage accounts and the aging of brokerage fees receivable. Bad debts from brokerage fees receivable reduce brokerage fee income on the statement of income.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times exceeds the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Office Furniture and Equipment - Depreciation of office furniture and equipment is provided using accelerated methods over three and five year periods.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 3 - PROFIT SHARING PLAN

The Company has a deferred compensation and profit sharing plan commonly called a 401(k) plan. The Company's contribution to the plan for the year ended December 31, 2006 was $215,380.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange and National Futures Association, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2006 the Company's net capital and required net capital were $2,197,036 and $180,349 respectively. The ratio of aggregate indebtedness to net capital was 123%.

NOTE 5 - COMMITMENTS

Lease Commitments - Minimum annual rentals under a noncancellable lease for office space, expiring May 31, 2006, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2007	$ 47,758
2008	49,191
2009	20,748
Total	$ 117,697

Office rent expense was $82,907 for the year ended December 31, 2006.

NOTE 6 - STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

During the year ended December 31, 2006 the Company paid state replacement taxes of $12,940.

NOTE 7 - OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts and exchange-traded and over-the-counter options. Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions, including those previously noted. These activities may expose the Company to off-balance-sheet risk in the event the customer or contra broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE 8 - SECURITIES OWNED

During 2005, the Company became the owner of common stock in the parent company of an exchange in which the Company executes some of its futures transactions. The Company's claim to the stock was derived from the Company's indirect ownership of a membership in the futures exchange. At December 31, 2005, restrictions existed on the sale of the stock and therefore the Company's management had assigned no value to the securities. However, during 2006 the restrictions were lifted for a majority of the shares issued and all restrictions on the remaining shares will be removed early in 2007. Therefore, as of December 31, 2006, the Company has valued these equity securities at their quoted market value of $151,470.

X-CHANGE FINANCIAL ACCESS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 9 - OPERATING AGREEMENT AND MEMBERSHIP INTERESTS

Effective January 1, 2007, the Company adopted an amended and restated operating agreement. According to the operating agreement in effect throughout 2006, no distinctions existed between membership interests. Some significant terms of the newly adopted agreement are:

There are three classes of membership interests: Class A membership interests; Class B membership interests; and Class C membership interests. The operating agreement specifies the percentage to be allocated of ordinary income and loss from brokerage operations for each member in each class of membership interest and further distinguishes the percentage to be allocated of gain and loss from the sale of tangible and intangible assets acquired by the Company both before and after January 1, 2007 for each member of each class of ownership. Only Class A Members are entitled to vote at Company meetings. No membership class has preference with respect to returns of capital or distributions.

The unanimous vote, approval, or consent of Class A Members is required to determine the Company's three managers, to amend the operating agreement and to dissolve the Company. The Company will automatically terminate upon the death or incapacity of all the Class A Members.

The managers of the Company are entitled to request additional capital contributions from some or all of the members, based upon the reason for the additional capital request. Managers must also approve the admission of new members to the Company.

The Company has the option to purchase any Class B or Class C membership for the value of a member's capital account at the end of the preceding month. If the purchase is affected for cause, as defined in the operating agreement, the former member is subject to the Non-Competition provisions contained in the agreement. The failure of a member to make any requested additional capital contributions, as stated in the previous paragraph, is classified as a redemption for cause.

Members may also be subject to non-solicitation restrictions and involuntary withdrawal events, as they are defined in the agreement.

END